UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

NGM BIOPHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

62921N 105

(CUSIP Number)

James Evangelista

The Column Group, LP

1 Letterman Drive,

Building D, Suite DM-900

San Francisco, CA 94129

(415) 865-2050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 62921N 105

1.	Name of Reporting Person The Column Group, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 11,103,333(1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 11,103,333(1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,103,333(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 14.3%(2)
14.	Type of Reporting Person (See Instructions): PN

(1)

All shares are held of record by TCG LP (as defined in Item 2(a) below). TCG GP (as defined in Item 2(a) below) is the general partner of TCG LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson and David Goeddel, a member of the Issuer’s board of directors, are the managing partners of TCG GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 77,709,084 shares of Common Stock outstanding as of November 1, 2021, as reported in the Issuer’s Amended Quarterly Report on Form 10-Q and filed with the Securities and Exchange Commission on November 4, 2021 (the “Form 10-Q”).

CUSIP No. 62921N 105

1.	Name of Reporting Person The Column Group GP, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 100,000(1)
	8.	Shared Voting Power: 11,103,333(2)
	9.	Sole Dispositive Power: 100,000(1)
	10.	Shared Dispositive Power: 11,103,333(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,203,333(2)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 14.4%(3)
14.	Type of Reporting Person (See Instructions): PN

(1)

All shares are held of record by TCG GP. Peter Svennilson and David Goeddel, a member of the Issuer’s board of directors, are the managing partners of TCG GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

All shares are held of record by TCG LP. TCG GP is the general partner of TCG LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson and David Goeddel, a member of the Issuer’s board of directors, are the managing partners of TCG GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(3)	Based on 77,709,084 shares of Common Stock outstanding as of November 1, 2021, as reported in the Form 10-Q.

CUSIP No. 62921N 105

1.	Name of Reporting Person The Column Group II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 2,265,758(1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 2,265,758(1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,265,758(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 2.9%(2)
14.	Type of Reporting Person (See Instructions): PN

(1)

All shares are held of record by TCG II LP (as defined in Item 2(a) below). TCG II GP (as defined in Item 2(a) below) is the general partner of TCG II LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson and David Goeddel, a member of the Issuer’s board of directors, are the managing partners of TCG II GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 77,709,084 shares of Common Stock outstanding as of November 1, 2021, as reported in the Form 10-Q.

CUSIP No. 62921N 105

1.	Name of Reporting Person The Column Group II GP, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 2,265,758(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 2,265,758(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,265,758(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 2.9%(2)
14.	Type of Reporting Person (See Instructions): PN

(1)

All shares are held of record by TCG II LP. TCG II GP is the general partner of TCG II LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson and David Goeddel, a member of the Issuer’s board of directors, are the managing partners of TCG II GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 77,709,084 shares of Common Stock outstanding as of November 1, 2021, as reported in the Form 10-Q.

CUSIP No. 62921N 105

1.	Name of Reporting Person The Column Group Management, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 100,000(1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 100,000(1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 100,000(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0.1% (2)
14.	Type of Reporting Person (See Instructions): PN

(1)

All shares are held of record by TCGM LP (as defined in Item 2(a) below). Peter Svennilson and David Goeddel, a member of the Issuer’s board of directors, are the managing partners of TCGM LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 77,709,084 shares of Common Stock outstanding as of November 1, 2021, as reported in the Form 10-Q.

CUSIP No. 62921N 105

1.	Name of Reporting Person Ponoi Capital, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 1,298,908(1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,298,908(1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,298,908(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 1.7%(2)
14.	Type of Reporting Person (See Instructions): PN

(1)

All shares are held of record by Ponoi LP (as defined in Item 2(a) below). Ponoi LLC (as defined in Item 2(a) below) is the general partner of Ponoi LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing members of Ponoi LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 77,709,084 shares of Common Stock outstanding as of November 1, 2021, as reported in the Form 10-Q.

CUSIP No. 62921N 105

1.	Name of Reporting Person Ponoi Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,298,908(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,298,908(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,298,908(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 1.7%(2)
14.	Type of Reporting Person (See Instructions): OO

(1)

All shares are held of record by Ponoi LP. Ponoi LLC is the general partner of Ponoi LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing members of Ponoi LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 77,709,084 shares of Common Stock outstanding as of November 1, 2021, as reported in the Form 10-Q.

CUSIP No. 62921N 105

1.	Name of Reporting Person Ponoi Capital II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 1,298,908(1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,298,908(1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,298,908(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 1.7%(2)
14.	Type of Reporting Person (See Instructions): PN

(1)

All shares are held of record by Ponoi II LP (as defined in Item 2(a) below). Ponoi II LLC (as defined in Item 2(a) below) is the general partner of Ponoi II LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing members of Ponoi II LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 77,709,084 shares of Common Stock outstanding as of November 1, 2021, as reported in the Form 10-Q.

CUSIP No. 62921N 105

1.	Name of Reporting Person Ponoi II Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,298,908(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,298,908(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,298,908(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 1.7%(2)
14.	Type of Reporting Person (See Instructions): OO

(1)

All shares are held of record by Ponoi II LP. Ponoi II LLC is the general partner of Ponoi II LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing members of Ponoi II LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 77,709,084 shares of Common Stock outstanding as of November 1, 2021, as reported in the Form 10-Q.

CUSIP No. 62921N 105

1.	Name of Reporting Person The Column Group III, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 858,035 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 858,035 (1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 858,035 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 1.1%(2)
14.	Type of Reporting Person (See Instructions): PN

(1)

All shares are held of record by TCG III LP (as defined in Item 2(a) below). TCG III GP (as defined in Item 2(a) below) is the general partner of TCG III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing partners of TCG III GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 77,709,084 shares of Common Stock outstanding as of November 1, 2021, as reported in the Form 10-Q.

CUSIP No. 62921N 105

1.	Name of Reporting Person The Column Group III-A, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 968,990 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 968,990 (1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 968,990 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 1.2%(2)
14.	Type of Reporting Person (See Instructions): PN

(1)

All shares are held of record by TCG III-A LP (as defined in Item 2(a) below). TCG III-A GP (as defined in Item 2(a) below) is the general partner of TCG III-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing partners of TCG III-A GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 77,709,084 shares of Common Stock outstanding as of November 1, 2021, as reported in the Form 10-Q.

CUSIP No. 62921N 105

1.	Name of Reporting Person The Column Group III GP, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,827,025 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,827,025 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,827,025 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 2.4%(2)
14.	Type of Reporting Person (See Instructions): PN

(1)

Consists of (i) 858,035 shares held of record by TCG III LP and (ii) 968,990 shares held of record by TCG III-A LP. TCG III GP is the general partner of each of TCG III LP and TCG III-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing partners of TCG III GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 77,709,084 shares of Common Stock outstanding as of November 1, 2021, as reported in the Form 10-Q.

CUSIP No. 62921N 105

1.	Name of Reporting Person The Column Group IV, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 821,660 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 821,660 (1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 821,660 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 1.1%(2)
14.	Type of Reporting Person (See Instructions): PN

(1)

All shares are held of record by TCG IV LP (as defined in Item 2(a) below). TCG IV GP LP (as defined in Item 2(a) below) is the general partner of TCG IV LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG IV GP LLC (as defined in Item 2(a) below) is the general partner of TCG IV GP LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing members of TCG IV GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 77,709,084 shares of Common Stock outstanding as of November 1, 2021, as reported in the Form 10-Q.

CUSIP No. 62921N 105

1.	Name of Reporting Person The Column Group IV-A, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 28,041 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 28,041 (1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,041 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0.0%(2)
14.	Type of Reporting Person (See Instructions): PN

(1)

All shares are held of record by TCG IV-A LP (as defined in Item 2(a) below). TCG IV GP LP is the general partner of TCG IV-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG IV GP LLC is the general partner of TCG IV GP LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing members of TCG IV GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 77,709,084 shares of Common Stock outstanding as of November 1, 2021, as reported in the Form 10-Q.

CUSIP No. 62921N 105

1.	Name of Reporting Person The Column Group IV GP, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 849,701 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 849,701 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 849,701 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 1.1%(2)
14.	Type of Reporting Person (See Instructions): PN

(1)

Consists of (i) 821,660 shares held of record by TCG IV LP and (ii) 28,041 shares held of record by TCG IV-A LP. TCG IV GP LP is the general partner of each of TCG IV LP and TCG IV-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG IV GP LLC is the general partner of TCG IV GP LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing members of TCG IV GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 77,709,084 shares of Common Stock outstanding as of November 1, 2021, as reported in the Form 10-Q.

CUSIP No. 62921N 105

1.	Name of Reporting Person The Column Group IV GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 849,701 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 849,701 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 849,701 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 1.1%(2)
14.	Type of Reporting Person (See Instructions): OO

(1)

Consists of (i) 821,660 shares held of record by TCG IV LP and (ii) 28,041 shares held of record by TCG IV-A LP. TCG IV GP LP is the general partner of each of TCG IV LP and TCG IV-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG IV GP LLC is the general partner of TCG IV GP LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing members of TCG IV GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 77,709,084 shares of Common Stock outstanding as of November 1, 2021, as reported in the Form 10-Q.

CUSIP No. 62921N 105

1.	Name of Reporting Person Peter Svennilson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Sweden

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 44,000(1)
	8.	Shared Voting Power: 18,843,633 (2)
	9.	Sole Dispositive Power: 44,000(1)
	10.	Shared Dispositive Power: 18,843,633 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,887,633 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 24.3%(3)
14.	Type of Reporting Person (See Instructions): IN

(1)	These shares are held directly by Peter Svennilson.
(2)

Peter Svennilson is a managing partner of TCG GP, TCG II GP, TCGM LP and TCG III GP, and a managing member of Ponoi LLC, Ponoi II LLC and TCG IV GP LLC and may be deemed to share voting and dispositive control over the shares of Common Stock held by TCG LP, TCG GP, TCG II LP, TCGM LP, Ponoi LP, Ponoi II LP, TCG III LP, TCG III-A LP, TCG IV LP and TCG IV-A LP.

(3)	Based on 77,709,084 shares of Common Stock outstanding as of November 1, 2021, as reported in the Form 10-Q.

CUSIP No. 62921N 105

1.	Name of Reporting Person David V. Goeddel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 80,000(1)
	8.	Shared Voting Power: 18,953,633 (2)
	9.	Sole Dispositive Power: 80,000(1)
	10.	Shared Dispositive Power: 18,953,633 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,033,633 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 24.5%(3)
14.	Type of Reporting Person (See Instructions): IN

(1)	All shares are held directly by David Goeddel.
(2)

David Goeddel, a member of the Issuer’s board of directors, is a managing partner of TCG GP, TCG II GP, TCGM LP and TCG III GP, and a managing member of Ponoi LLC, Ponoi II LLC and TCG IV GP LLC and may be deemed to share voting and dispositive control over the shares of Common Stock held by TCG LP, TCG GP, TCG II LP, TCGM LP, Ponoi LP, Ponoi II LP, TCG III LP, TCG III-A LP, TCG IV LP and TCG IV-A LP. David Goeddel serves as co-trustee of the David V. Goeddel and Alena Z. Goeddel 2004 Trust (the “Goeddel Trust”) and shares voting and dispositive control over 110,000 shares of Common Stock held directly by the Goeddel Trust.

(3)	Based on 77,709,084 shares of Common Stock outstanding as of November 1, 2021, as reported in the Form 10-Q.

CUSIP No. 62921N 105

1.	Name of Reporting Person Tim Kutzkey
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 15,000(1)
	8.	Shared Voting Power: 5,274,542(2)
	9.	Sole Dispositive Power: 15,000 (1)
	10.	Shared Dispositive Power: 5,274,542(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,289,542(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 6.8%(3)
14.	Type of Reporting Person (See Instructions): IN

(1)	All shares are held directly by Timothy Kutzkey
(2)

Timothy Kutzkey is a managing member of Ponoi LLC, Ponoi II LLC and TCG IV GP LLC, and a managing partner of TCG III GP and may be deemed to share voting and dispositive control over the shares of Common Stock held by Ponoi LP, Ponoi II LP, TCG III LP. TCG III-A LP, TCG IV LP and TCG IV-A LP.

(3)	Based on 77,709,084 shares of Common Stock outstanding as of November 1, 2021, as reported in the Form 10-Q.

SCHEDULE 13D

Item 1. Security and Issuer

This Amendment No. 4 supplements and amends the Schedule 13D relating to shares of common stock, par value $0.001 per share (the “Common Stock”), of NGM Biopharmaceuticals, Inc., a Delaware corporation (the “Issuer”), that was filed with the Securities and Exchange Commission (the “SEC”) on April 12, 2019 as it has been amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 that were filed with the SEC on May 17, 2019, October 18, 2019 and April 2, 2020, respectively (collectively, the “Amended Statement”). Only those items that are reported are hereby amended; all other items reported in the Amended Statement remain unchanged. Capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Amended Statement. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 2. Identity and Background

Items 2(a), (b) and (c) of the Amended Statement are hereby amended and restated in their entirety as follows:

(a) This Schedule 13D is being filed by (i) The Column Group, LP, a Delaware limited partnership (“TCG LP”), (ii) The Column Group GP, LP, a Delaware limited partnership (“TCG GP”), (iii) The Column Group II, LP, a Delaware limited partnership (“TCG II LP”), (iv) The Column Group II GP, LP, a Delaware limited partnership (“TCG II GP”), (v) The Column Group Management LP, a Delaware limited partnership (“TCGM LP”), (vi) Ponoi Capital, LP, a Delaware limited partnership (“Ponoi LP”), (vii) Ponoi Management, LLC, a Delaware limited liability company (“Ponoi LLC”), (viii) Ponoi Capital II, LP, a Delaware limited partnership (“Ponoi II LP”), (ix) Ponoi II Management, LLC, a Delaware limited liability company (“Ponoi II LLC”), (x) The Column Group III, LP (“TCG III LP”), (xi) The Column Group III-A, LP (“TCG III-A LP”), (xii) The Column Group III GP, LP (“TCG III GP”), (xiii) The Column Group IV, LP (“TCG IV LP”), (xiv) The Column Group IV-A, LP (“TCG IV-A LP”), (xv) The Column Group IV GP, LP (“TCG IV GP LP”), (xvi) TCG IV GP LLC (“TCG IV LLC”) and (xvii) Peter Svennilson, David V. Goeddel and Tim Kutzkey (collectively referred to as the “Reporting Individuals”). Mr. Svennilson and Mr. Goeddel are the managing partners of TCG GP, TCG II GP and TCGM LP. Mr. Svennilson, Mr. Goeddel and Mr. Kutzkey are the managing members of Ponoi LLC, Ponoi II LLC, and TCG IV GP LLC, and the managing partners of TCG III GP. Each of the Reporting Individuals, TCG LP, TCG GP, TCG II LP, TCG II GP, TCGM LP, Ponoi LP, Ponoi LLC, Ponoi II LP, Ponoi II LLC, TCG III LP, TCG III-A LP, TCG III GP, TCG IV LP, TCG IV-A LP, TCG IV GP LP and TCG IV GP LLC are sometimes hereinafter referred to individually as a “Reporting Person,” and, collectively, as the “Reporting Persons.”

(b) The principal executive offices of TCG LP, TCG GP, TCG II LP, TCG II GP, TCGM LP, Ponoi LP, Ponoi LLC, Ponoi II LP, Ponoi II LLC, TCG III LP, TCG III-A LP, TCG III GP, TCG IV LP, TCG IV-A LP, TCG IV GP LP and TCG IV GP LLC and the business address of each of the Reporting Individuals is 1 Letterman Drive, Building D, Suite DM-900.

(c) The principal business of each of TCG LP, TCG II LP, Ponoi LP, Ponoi II LP, TCG III LP, TCG III-A LP, TCG IV LP and TCG IV-A LP is making venture capital investments. TCGM LP’s principal business is managing entities that make venture capital investments. TCG GP’s principal business is acting as general partner of TCG LP. TCG II GP’s principal business is acting as general partner of TCG II LP. Ponoi LLC’s principal business is acting as general partner of Ponoi LP. Ponoi II LLC’s principal business is acting as general partner of Ponoi II LP. TCG III GP’s principal business is acting as general partner of TCG III LP and TCG III-A LP. TCG IV GP LP’s principal business is acting as general partner of TCG IV LP and TCG IV-A LP. TCG IV GP LLC’s principal business is acting as general partner of TCG IV GP LP. Each Reporting Individual is engaged through venture capital investment entities in acquiring, holding and disposing of interests in various companies for investment purposes. Each of Mr. Svennilson’s and Mr. Goeddel’s principal business is acting as a managing partner of TCG GP, TCG II GP, TCGM LP, TCG III GP, and managing member of Ponoi LLC, Ponoi II LLC and TCG IV GP LLC. Mr. Kutzkey’s principal business is acting as a managing member of Ponoi LLC, Ponoi II LLC and TCG IV GP LLC, and managing partner of TCG III GP.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Amended Statement is hereby amended by adding the following as the last paragraph thereof:

On January 24, 2022, TCG IV LP purchased 241,750 shares of Common Stock in a block trade for an aggregate purchase price of $3,457,025.00.

On January 24, 2022, TCG IV-A LP purchased 8,250 shares of Common Stock in a block trade for an aggregate purchase price of $117,975.00.

On January 25, 2022, TCG IV LP purchased 579,910 shares of Common Stock in a block trade for an aggregate purchase price of $8,292,713.00.

On January 25, 2022, TCG IV-A LP purchased 19,791 shares of Common Stock in a block trade for an aggregate purchase price of $283,011.30.

TCG IV LP and TCG IV-A LP received the funds used to purchase each entity’s respective shares of Common Stock noted above from capital contributions made to each entity by their respective partners for investment purposes.

Item 5. Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Amended Statement are hereby amended and restated in their entirety as follows:

(a) and (b) See Items 7-11 of the cover pages of this Statement and Item 2 above.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2022

THE COLUMN GROUP, LP		THE COLUMN GROUP GP, LP

By:	The Column Group GP, LP

By:	/s/ James Evangelista, Attorney-in-Fact	By:	/s/ James Evangelista, Attorney-in-Fact

THE COLUMN GROUP II, LP		THE COLUMN GROUP II GP, LP

By:	The Column Group II GP, LP	By:	/s/ James Evangelista, Attorney-in-Fact

By:	/s/ James Evangelista, Attorney-in-Fact

PONOI CAPITAL, LP		PONOI MANAGEMENT, LLC

By:	Ponoi Management, LLC	By:	/s/ James Evangelista, Attorney-in-Fact

By:	/s/ James Evangelista, Attorney-in-Fact

PONOI CAPITAL II, LP		PONOI II MANAGEMENT, LLC

By:	Ponoi II Management, LLC	By:	/s/ James Evangelista, Attorney-in-Fact

By:	/s/ James Evangelista, Attorney-in-Fact

THE COLUMN GROUP MANAGEMENT, LP		THE COLUMN GROUP III GP, LP

By:	/s/ James Evangelista, Attorney-in-Fact	By:	/s/ James Evangelista, Attorney-in-Fact

THE COLUMN GROUP III, LP		THE COLUMN GROUP III-A, LP

By:	The Column Group III GP, LP	By:	The Column Group III GP, LP

By:	/s/ James Evangelista, Attorney-in-Fact	By:	/s/ James Evangelista, Attorney-in-Fact

By:	/s/ James Evangelista, Attorney-in-Fact on behalf of Peter Svennilson	By:	/s/ James Evangelista, Attorney-in-Fact on behalf of Tim Kutzkey

By:	/s/ James Evangelista, Attorney-in-Fact on behalf of David V. Goeddel

THE COLUMN GROUP IV, LP

By:	The Column Group IV GP, LP

By:	TCG IV GP, LLC

By:	/s/ James Evangelista, Attorney-in-Fact

THE COLUMN GROUP IV-A, LP

By:	The Column Group IV GP, LP

By:	TCG IV GP, LLC

By:	/s/ James Evangelista, Attorney-in-Fact

THE COLUMN GROUP IV GP, LP

By:	TCG IV GP, LLC

By:	/s/ James Evangelista, Attorney-in-Fact

TCG IV GP, LLC

By:	/s/ James Evangelista, Attorney-in-Fact